SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 7033

B.   Name of Depositor:               FIRST TRUST PORTFOLIOS L.P.

C.   Complete Address of Depositor's  120 East Liberty Drive
     Principal Executive Offices:     Suite 400
                                      Wheaton, Illinois  60187

D.   Name and Complete Address of
     Agents for Service:              FIRST TRUST PORTFOLIOS L.P.
                                      Attention:  James A. Bowen
                                      120 East Liberty Drive
                                      Suite 400
                                      Wheaton, Illinois  60187

                                      CHAPMAN & CUTLER LLP
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title and Amount of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                 SUBJECT TO COMPLETION, DATED OCTOBER 26, 2017

                 CBOE Vest Large Cap Buffered Portfolio Series

                                    FT 7033

FT 7033 is a series of a unit investment trust, the FT Series. FT 7033 consists of a single portfolio known as CBOE Vest Large Cap Buffered Portfolio Series (the "Trust"). The Trust invests in a portfolio of FLexible EXchange(R) Options ("FLEX Options" or "Securities") and cash. The Trust seeks to provide enhanced returns based on the price performance of shares of the SPDR S&P 500 ETF Trust, subject to a capped amount.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                 FIRST TRUST(R)

                                 800-621-1675

              The date of this prospectus is __________ __, 2017

                               Table of Contents

Summary of Essential Information                                        3
Fee Table                                                               4
Report of Independent Registered Public Accounting Firm                 5
Statement of Net Assets                                                 6
Schedule of Investments                                                 7
The FT Series                                                           9
Portfolio                                                              10
Hypothetical Examples                                                  13
Risk Factors                                                           16
Public Offering                                                        20
Distribution of Units                                                  22
The Sponsor's Profits                                                  23
The Secondary Market                                                   23
How We Purchase Units                                                  23
Expenses and Charges                                                   23
Tax Status                                                             24
Retirement Plans                                                       27
Rights of Unit Holders                                                 27
Income and Capital Distributions                                       27
Redeeming Your Units                                                   28
Removing Securities from the Trust                                     29
Amending or Terminating the Indenture                                  30
Information on CBOE Vest Financial LLC, the Sponsor, Trustee
     and Evaluator                                                     30
Other Information                                                      31

                  Summary of Essential Information (Unaudited)

                 CBOE VEST LARGE CAP BUFFERED PORTFOLIO SERIES
                                    FT 7033

 At the Opening of Business on the Initial Date of Deposit-__________ __, 2017

                      Sponsor:  First Trust Portfolios L.P.
                      Trustee:  The Bank of New York Mellon
                    Evaluator:  First Trust Advisors L.P.
         Portfolio Consultant:  CBOE Vest Financial LLC ("CBOE Vest")

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                              1/
Public Offering Price:
Public Offering Price per Unit (1)                                                                         $
    Less Initial Sales Charge per Unit (2)                                                                               (    )
Aggregate Offering Price Evaluation of Securities per Unit (3)
Redemption Price per Unit (4)                                                                                               --
    Less Creation and Development Fee per Unit (2) (4)                                                                   (    )
    Less Organization Costs per Unit (4)                                                                                 (    )
                                                                                                           ___________________
Net Asset Value per Unit (4)                                                                               $
                                                                                                           ===================
First Settlement Date                                                                                      __________ __, 2017
Mandatory Termination Date (5)                                                                             __________ __, 2019
Ticker Symbol

Cash CUSIP Number
Fee Account CUSIP Number
Pricing Line Product Code
Income Distribution Record Date                                                                             __________,_____
Income Distribution Date (6)                                                                                __________,_____
____________

(1) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.

(2) You will pay a maximum sales charge of 2.75% of the Public Offering Price per Unit (equivalent to 2.813% of the net amount invested) which consists of an initial sales charge and a creation and development fee. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(3) Each FLEX Option is generally valued based on the last quoted sale price where readily available and appropriate as discussed under "The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(4) The Net Asset Value per Unit figure reflects the deduction of the creation and development fee and estimated organization costs, which will be deducted from the assets of the Trust at the end of the initial offering period. The Redemption Price per Unit reflects the deduction of such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(5) See "Amending or Terminating the Indenture."

(6) The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per Unit. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years, and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 2.25%(a)      $
   Creation and development fee                                                                         0.50%(b)      $
                                                                                                        _____         _______
   Maximum sales charge (including creation and development fee)                                        2.75%         $
                                                                                                        =====         =======

Redemption Fee (as a percentage of average net assets)(c)                                                   %         $

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                             %(d)      $
                                                                                                        =====         =======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                                   %         $
   Trustee's fee and other operating expenses                                                               %(f)      $
                                                                                                        _____         _______
        Total                                                                                               %         $
                                                                                                        =====         =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                        1 Year           2 Years
                        ______           _______
                        $                $

The example will not differ if you hold rather than sell your Units at the end of each period.
________________

(a) The "transactional sales charge" consists entirely of an initial sales charge, deducted at the time of purchase. The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the amount of any remaining creation and development fee. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(b) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $[___] per Unit collected at the end of the initial offering period, which is expected to be approximately [three months] from the Initial Date of Deposit. If the price you pay for your Units exceeds $[___] per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $[___] per Unit, the creation and development fee will exceed 0.50%.

(c) In order to reduce the impact of redemptions on the Unit holders remaining in the Trust, the Trust will charge a redemption fee for Units redeemed prior to the FLEX Option Expiration Date.

(d) Estimated organization costs, which include a one-time license fee and a one-time portfolio consultant fee, will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances, the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

                            Statement of Net Assets

                 CBOE VEST LARGE CAP BUFFERED PORTFOLIO SERIES
                                    FT 7033

 At the Opening of Business on the Initial Date of Deposit-__________ __, 2017

                                                      NET ASSETS
Investment in Securities represented by contracts to purchase FLEX Options (1) (2) (3)                      $
Cash (5)
Less liability for written FLEX Options (1) (3)                                                                  (   )
Less liability for reimbursement to Sponsor for organization costs (4)                                           (   )
Less liability for creation and development fee (5)                                                              (   )
                                                                                                            _________
Net assets                                                                                                  $
                                                                                                            =========
Units outstanding
Net asset value per Unit (6)                                                                                $

                                                ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $
Less maximum sales charge (7)                                                                                    (   )
Less estimated reimbursement to Sponsor for organization costs (7)                                               (   )
                                                                                                            _________
Net assets                                                                                                  $
                                                                                                            =========
______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a portfolio of purchased and written FLEX Options. Aggregate cost of the purchased FLEX Options listed under "Schedule of Investments" and the liability for the written FLEX Options are based on their aggregate underlying value. The Securities were deposited at prices equal to their market value as determined by the Evaluator. The Trust has a Mandatory Termination Date of __________ __, 2019.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $________ will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) The Trust will enter into option contracts which provide the option purchaser with the right, but not the obligation, to buy a security at a predetermined exercise price on the option's expiration date and the Trust will also enter into option contracts which provide the option purchaser with the right, but not the obligation, to sell a security to the Trust at a predetermined price on the option's expiration date. The option purchaser pays a premium to the option writer for the right to exercise the option. The option writer is obligated to sell or buy the security underlying the contract at a set price, if the option purchaser chooses to exercise the option. As a writer of an option contract, the Trust is not subject to credit risk but is subject to market risk, since the Trust is obligated to make payments under the terms of the option contract if exercised.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $____ per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) The creation and development fee ($[___] per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the end of the initial offering period.

(7) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs, includes a maximum sales charge computed at the rate of 2.75% of the Public Offering Price per Unit (equivalent to 2.813% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."

                            Schedule of Investments

                 CBOE Vest Large Cap Buffered Portfolio Series
                                    FT 7033

 At the Opening of Business on the Initial Date of Deposit-__________ __, 2017

CASH AND CASH EQUIVALENTS (xx.xx%):
                                                                          Percentage
                                                                         of Aggregate                                   Cost to
Description of Cash and Cash Equivalents                                Offering Price                               the Trust (3)
________________________________________                                ______________                               _____________
Cash (xx.xx%):                                                                %                                      $
                                                                        _______                                      ________
     Total Cash and Cash Equivalents                                          %                                      $
                                                                        =======                                      ========

FLEXIBLE EXCHANGE(R) OPTIONS ("FLEX OPTIONS") (xx.xx%):
                                                   Strike Price as
                                                    a Percentage                       Market       Percentage of
                                                   of the Initial     Number of       Value per       Aggregate         Cost of
                                                     Underlying      FLEX Option        FLEX           Offering       Securities
Description of FLEX Options (1) (2)                   ETF Level     Contracts (2)    Option (3)         Price        to Trust (3)
___________________________________                _______________  _____________    __________     _____________    ____________
PURCHASED OPTIONS (xx.xx%):
Call Options on SPDR S&P 500 ETF,
Expire [           ]                                        %                        $                       %       $
Put Options on SPDR S&P 500 ETF,
Expire [           ]                                        %                                                %
Call Options on SPDR S&P 500 ETF,
Expire [           ]                                        %                                                %
                                                                                                                     ___________
     Total Purchased Options                                                                                         $
                                                                                                                     ===========
WRITTEN OPTIONS (xx.xx%):
Put Options on SPDR S&P 500 ETF,
Expire [           ]                                        %                                                %        (         )
Call Options on SPDR S&P 500 ETF,
Expire [           ]                                        %                                                %        (         )
     Total Written Options                                                                                           $(         )
                                                                                                                     ___________
     Total Investment in FLEX Options                                                                                $
                                                                                                                     ===========
___________

See "Notes to Schedule of Investments" on page 8.

Page 7


                       NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on __________ __, 2017. Such purchase contracts are expected to settle within one business day.

(2) Each FLEX Option contract entitles the holder thereof (i.e., the purchaser) to purchase (for the call options) or sell (for the put options) 100 shares of the SPDR S&P 500 ETF Trust on the FLEX Option Expiration Date at the FLEX Option's strike price multiplied by 100. The notional value of the FLEX
Options as of the Initial Date of Deposit are as follows:

Purchased Options:
    Call Options on SPY$
    Put Options on SPY$
    Call Options on SPY$

Written Options:
    Put Options on SPY$
    Call Options on SPY$

(3) The cost or proceeds of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired, generally determined based on the last quoted sale price where readily available and appropriate. If no trades occur for a specific trade date or the Evaluator determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the value will be based on the last asked or bid price in the over-the-counter market if available and appropriate. During the initial offering period the aggregate underlying value of the purchased FLEX Options is generally determined on the basis of ask prices and the aggregate underlying value of the written FLEX Options is generally determined on the basis of bid prices. If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the Evaluator will determine the underlying value of the Securities based on their good faith determination of the fair value of the Securities at their discretion. To determine the fair value of the Securities, where available, the Evaluator will start with values generated using [_________, which ______]. Where such values are not available through [____], the Evaluator will use the OCC's Flex Reports, which are model-based valuations made available by OCC. Where such values are not available and to assess the reasonableness of the above valuations, the Evaluator will generate their own model-based valuations of the Securities, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded. After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary for purposes of valuing the purchased FLEX Options and ask prices are used instead of bid prices when necessary for purposes of valuing the written FLEX Options. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("ASC 820"), "Fair Value Measurement," fair value is defined as the price that the Trust would either receive upon selling an investment or pay to transfer an option's liability to an independent buyer in a timely transaction in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that may reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including, quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are non- active, inputs other than quoted prices that are observable for the investment (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived from or corroborated by observable market data by correlation or other means), and Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). The Trust's investments in FLEX Options of $____ are classified as Level 1, which refers to securities traded in an active market. The Trust's investments in FLEX Options of $____ are classified as Level 2, whose valuations on the date of deposit were determined by the Evaluator using offering prices provided by third-party pricing services. The inputs used by these third party pricing services were based upon significant observable inputs that included, but were not limited to, the items noted above. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $__________ and $_______, respectively.

*  This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 7033, consists of a single portfolio known as CBOE Vest Large Cap Buffered Portfolio Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of FLEX Options and cash with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks to provide enhanced returns based on the price performance of shares of the SPDR S&P 500 ETF Trust (the "Underlying ETF"), subject to a capped amount.

The Portfolio.

The Trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLEX Options and cash to pay for the fees and expenses of the Trust. The FLEX Options are listed on the Chicago Board Options Exchange (the "CBOE") and are guaranteed by the Options Clearing Corporation (the "OCC"). The FLEX Options reference shares of the Underlying ETF which has a share price of $___ (the "Initial Underlying ETF Level") as of the close of the NYSE on ___, 2017 and entitle or obligate the holder to purchase or sell shares of the Underlying ETF at each FLEX Option's strike price on _____, 2019 (the "FLEX Option Expiration Date") (three business days prior to the Trust's Mandatory Termination Date). The FLEX Options are intended to be liquidated on the FLEX Option Expiration Date, rather than be exercised, in order to avoid having the Trust receive shares of the Underlying ETF or be obligated to deliver shares of the Underlying ETF.

The FLEX Options are intended to generate returns based on the price performance of the Underlying ETF. The Underlying ETF is an exchange-traded fund that seeks to track performance of the S&P 500 Index (the "Underlying Index"). The Trust is designed for Unit holders who intend to purchase Units at the Trust's inception and hold them until _______, 2019, the Trust's Mandatory Termination Date, and seek a percentage total return per Unit that increases by [two] times any percentage increase in the price of the Underlying ETF relative to the Initial Underlying ETF Level up to a maximum total return of [___]% (the "Capped Return"), while also providing downside "buffered" protection of up to [10]% of the decline in the Underlying ETF ("Buffered Protection"). This maximum total return of [___]% and the Buffered Protection of up to [10]% are based on the life of the Trust and are not an annualized rate of return. The Trust's ability to achieve its investment objective is dependent on Unit holders purchasing Units at a price equal to their initial net asset value ($[___] per Unit) and holding them until the Trust's Mandatory Termination Date. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

THE TRUST MAY NOT BE ABLE TO ACHIEVE THE ANTICIPATED RETURNS SET FORTH IN THIS PROSPECTUS. THE TRUST'S PERFORMANCE MAY BE IMPACTED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO REDEMPTION ACTIVITY, UNUSUAL ECONOMIC EVENTS, MARKET MOVEMENTS AND CHANGES IN THE LIQUIDITY OF THE FLEX OPTIONS. THE TRUST'S PORTFOLIO IS NOT MANAGED. IN THE UNLIKELY EVENT THAT THE FLEX OPTIONS CANNOT MAINTAIN THEIR PROPER RATIOS, THERE MAY BE A SIGNIFICANT IMPACT TO THE TRUST'S ABILITY TO MEET ITS INVESTMENT OBJECTIVE OR FOLLOW ITS PRINCIPAL INVESTMENT STRATEGY.

Illustrative Market Scenarios.

The Trust seeks to provide returns net of all estimated Trust fees and expenses based on the price performance of the Underlying ETF for Units purchased on the Trust's Initial Date of Deposit at their initial net asset value of $[____] per Unit and held until the Trust's Mandatory Termination Date as follows:

o The price of the Underlying ETF increases above [____]%. If, at the FLEX Option Expiration Date, the price of the Underlying ETF increased by greater than or equal to [____]% over the life of the Trust, the Trust seeks to provide Unit holders with a maximum total return of approximately [____]%.

o The price of the Underlying ETF increases between 0% and [____]%. If, at the FLEX Option Expiration Date, the price of the Underlying ETF increased between 0% and [____]% over the life of the Trust, the Trust seeks to provide Unit holders with an "enhanced" total return that increases by two times the percentage increase of the price of the Underlying ETF, up to a maximum return of approximately [____]%.

o The price of the Underlying ETF decreases between 0% and [10]%. If, at the FLEX Option Expiration Date, the price of the Underlying ETF decreased between 0% and [10]% over the life of the Trust, the Trust seeks to provide Unit holders with a "buffered" total return of approximately 0%.

o The price of the Underlying ETF decreases by greater than [10]%. If, at the FLEX Option Expiration Date, the price of the Underlying ETF decreased by greater than [10]% over the life of the Trust, the Trust seeks to provide Unit holders with a loss that is less than the loss of the Underlying ETF, with a maximum loss of approximately 90% (the "Maximum Loss").

What is a FLEX Option?

The Trust's initial portfolio includes several types of FLEX Options including purchased and written put and call options (as further described below). The FLEX Options are all European style options, which means that they are exercisable at the strike price only on the FLEX Option Expiration Date. FLexible EXchange(R) Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC, a market clearinghouse. The FLEX Options are listed on the CBOE. FLexible EXchange(R) Options provide investors with the ability to customize assets and indices referenced by an option, exercise prices, exercise styles (European style versus American style options which are exercisable any time prior to the expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of the over-the-counter option positions.

Each FLEX Option contract entitles the holder thereof (i.e. the purchaser of the FLEX Option) the option to purchase (for the call options) or sell (for the put options) 100 shares of the Underlying ETF as of the close of the market on the FLEX Option Expiration Date at the strike price multiplied by
100. The Trust is designed so that any amount owed by the Trust on the written FLEX Options will be covered by payouts at expiration from the purchased FLEX Options. As a result, the FLEX Options will be fully covered and no additional collateral will be necessary during the life of the Trust. The Trust receives premiums in exchange for the written FLEX Options and pays premiums in exchange for the purchased FLEX Options. The OCC and securities exchange that the FLEX Options are listed on do not charge ongoing fees to writers or purchasers of the FLEX Options during their life for continuing to hold the option contracts.

The OCC guarantees performance by each of the counterparties to FLEX Options, becoming the "buyer for every seller and the seller for every buyer," protecting clearing members and options traders from counterparty risk. Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options for certain events (collectively, "Corporate Actions") specified in the OCC's by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC's by-laws, the nature and extent of any such adjustment is to be determined by the OCC's Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The information set forth above relating to the FLEX Options and the OCC has been obtained from the OCC. The description and terms of the FLEX Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com, which is not considered part of this prospectus nor is it incorporated by reference herein.

The Trust invests in in-the-money purchased call options, at-the-money purchased call options, out-of-the-money written call options, at-the-money purchased put options and out-of-the-money written put options. The following discussion describes each type of security.

In-The-Money Purchased Call Options ("ITM Purchased Call Options"). The ITM Purchased Call Options are call options purchased by the Trust, each with a strike price significantly lower than the Initial Underlying ETF Level. If the price of the Underlying ETF is less than or equal to the strike price of the ITM Purchased Call Options on the FLEX Option Expiration Date, the ITM Purchased Call Options will expire without net proceeds being payable to the Trust (i.e. the ITM Purchased Call Options will expire worthless). If the price of the Underlying ETF is greater than the strike price on the FLEX Option Expiration Date, then the ITM Purchased Call Options are intended to provide a return to the Trust based on the difference between the strike price of the ITM Purchased Call Options and the price of the Underlying ETF on the FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of $____ multiplied by ((the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level) minus ____%) on the FLEX Option Expiration Date. The ITM Purchased Call Options are intended to provide one-to-one exposure to the Underlying ETF.

At-The-Money Purchased Call Options ("ATM Purchased Call Options"). The ATM Purchased Call Options are call options purchased by the Trust, each with a strike price equal to the Initial Underlying ETF Level. If the price of the Underlying ETF is less than or equal to the strike price of the ATM Purchased Call Options on the FLEX Option Expiration Date, the ATM Purchased Call Options will expire without net proceeds being payable to the Trust (i.e. the ATM Purchased Call Options will expire worthless). If the price of the Underlying ETF is greater than the strike price on the FLEX Option Expiration Date, then the ATM Purchased Call Options are intended to provide a positive return to the Trust based on the increase between Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of $____ multiplied by ((the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level) minus 100%) on the FLEX Option Expiration Date. The ATM Purchased Call Options along with the ITM Purchased Call Options are intended to provide two times the increase of the Underlying ETF above the Initial Underlying ETF Level up to [____]%.

Out-Of-The-Money Written Call Options ("OTM Written Call Options"). The OTM Written Call Options are call options written by the Trust, each with a strike price greater than the Initial Underlying ETF Level. If the price of the Underlying ETF is less than or equal to the strike price of the OTM Written Call Options on the FLEX Option Expiration Date, the OTM Written Call Options will expire without net proceeds being payable by the trust (i.e. the OTM Written Call Options will expire worthless). If the price of the Underlying ETF is greater than the strike price on the FLEX Option Expiration Date, then the OTM Written Call Options are intended to provide for the Trust to deliver proceeds to the purchasers of the OTM Written Call Options based on the increase of the price of the Underlying ETF over the strike price of the OTM Written Call Options equal to a per Unit dollar amount of $____ multiplied by ((the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level) minus ____%) on the FLEX Option Expiration Date. The OTM Written Call Options are intended to provide premiums to the Trust that will offset the cost of the purchased FLEX Options and are also intended to limit the increase from the FLEX Options to [____]%.

At-The-Money Purchased Put Options ("ATM Purchased Put Options"). The ATM Purchased Put Options are put options purchased by the Trust, each with a strike price equal to the Initial Underlying ETF Level. If the price of the Underlying ETF is greater than or equal to the strike price of the ATM Purchased Put Options on the FLEX Option Expiration Date, the ATM Purchased Put Options will expire without net proceeds being payable to the Trust (i.e. the ATM Purchased Put Options will expire worthless). If the price of the Underlying ETF is less than the strike price on the FLEX Option Expiration Date, then the ATM Purchased Put Options are intended to provide a return to the Trust based on the decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of $__ multiplied by (100% minus (the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level)) on the FLEX Option Expiration Date.

Out-Of-The-Money Written Put Options ("OTM Written Put Options"). The OTM Written Put Options are put options written by the Trust, each with a strike price less than the Initial Underlying ETF Level. If the price of the Underlying ETF is greater than or equal to the strike price of the OTM Written Put Options on the FLEX Option Expiration Date, the OTM Written Put Options will expire without net proceeds being payable by the Trust (i.e. the OTM Written Put Options will expire worthless). If the price of the Underlying ETF is less than the strike price on the FLEX Option Expiration Date, then the OTM Written Put Options are intended to provide for the Trust to deliver proceeds to the purchasers of the OTM Written Put Options based on the decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date equal to a per Unit dollar amount of proceeds of $____ multiplied by (____% minus (the price of the Underlying ETF on the FLEX Option Expiration Date divided by the Initial Underlying ETF Level)) on the FLEX Option Expiration Date. The ATM Purchased Put Options along with the OTM Written Put Options are intended to offset a decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date up to 10%.

The Underlying ETF and the Underlying Index.

The following discussion regarding the Underlying ETF and Underlying Index comes from the Underlying ETF's filings with the SEC. Please refer to the SEC filings made by the issuer of the Underlying ETF and to other publicly available information to obtain an understanding of the Underlying ETF issuer's business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer or exchange-traded fund. We have not undertaken any independent review or due diligence of the SEC filings of the issuer of the Underlying ETF or of any other publicly available information regarding such issuer.

The Underlying ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. stock exchange under the ticker symbol "SPY". We have derived all information regarding the Underlying ETF contained in this prospectus from the prospectus for the Underlying ETF, dated January 19, 2017. Such information reflects the policies of, and is subject to change by the Underlying ETF's sponsor, PDR Services LLC ("PDR"). Such information is subject to change and we have not independently verified its accuracy. Information concerning the Underlying ETF provided to or filed with the SEC can be located by reference to SEC file numbers 811-06125 and 033-46080. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus.

The Underlying ETF seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Underlying Index. The Underlying Index includes 500 selected companies each of which is listed on a national stock exchange. The selected companies span over 25 separate industry groups and as of December 31, 2016, the five largest industry groups represented in the Underlying Index were Software & Services; Pharmaceuticals, Biotechnology & Life Sciences; Energy; Capital Goods; and Banks. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

PDR does not actively manage the Underlying ETF and only holds constituent securities of the Underlying Index regardless of the current or projected performance of a specific security or a particular industry or market sector. Unlike many investment companies, the Underlying ETF does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. This approach may eliminate the chance that the Underlying ETF will substantially outperform the Underlying Index but also may reduce some of the risks of active management, such as poor security selection. This approach seeks to achieve lower costs and better after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies.

The Trust is not sponsored, endorsed, sold or promoted by SPDR S&P 500 ETF Trust, PDR, Standard & Poor's(R) or their affiliates. SPDR S&P 500 ETF Trust, PDR, Standard & Poor's(R) or their affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the Trust or the FLEX Options. SPDR S&P 500 ETF Trust, PDR, Standard & Poor's(R) or their affiliates make no representations or warranties, express or implied, regarding the advisability of investing in the Trust or the FLEX Options or results to be obtained by the Trust or the FLEX Options, Unit holders or any other person or entity from use of the Underlying ETF. SPDR S&P 500 ETF Trust, PDR, Standard & Poor's(R) or their affiliates have no liability in connection with the management, administration, marketing or trading of the Trust or the FLEX Options.

Shares of the Underlying ETF may be invested in directly without paying the fees and expenses associated with the Trust. There are a variety other investments available that track or reference the Underlying Index.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                    Hypothetical Examples

The examples that follow illustrate various scenarios with respect to the FLEX Options held by the Trust. The assumptions made in connection with these examples may not reflect actual events. You should not take any example as an indication or assurance of the expected performance of the Underlying ETF, the FLEX Options or the Trust Units.

These examples do not attempt to present any projection of actual Trust performance. These examples are merely intended to illustrate the operation of the FLEX Options and the return or loss in certain situations.

EXAMPLE 1 - FLEX Option Expiration Date closing price of the Underlying ETF increases by 50%

The following provides an example of how the FLEX Options held by the Trust would perform should the FLEX Option Expiration Date closing price of the Underlying ETF increase by 50% over the Initial Underlying ETF Level. Under this scenario, a $[___] investment in the FLEX Options held by the Trust would provide a hypothetical return of approximately $[__] on the Trust's Mandatory Termination Date, consisting of:

o   receiving value of approximately $[___] on the ITM Purchased Call Options,

o   receiving value of approximately $[___] on the ATM Purchased Call Options,

o no value being realized with respect to the OTM Written Put Options, or the ATM Purchased Put Options, as each would expire worthless, and

o   losing value of approximately $[___] on the OTM Written Call Options.

In this example, participation in the appreciation of the Underlying ETF is capped by the Capped Return feature. Therefore, an investment in the FLEX Options held by the Trust does not benefit from the full appreciation of the Underlying ETF during the term of the Trust. Because of the Capped Return feature, return will be less than a direct investment in the Underlying ETF, which would not be subject to such a Capped Return. In this example, return on an investment in the FLEX Options held by the Trust is not affected by the Buffered Protection feature or the Maximum Loss feature.

In this example, the hypothetical total return on an investment in the FLEX Options held by the Trust would be approximately [___]%. The total return on an investment in the Trust under this scenario would be less than [___]% because the price of Units will include Trust fees and expenses. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

EXAMPLE 2 - FLEX Option Expiration Date closing price of the Underlying ETF increases by 5%

The following provides an example of how the FLEX Options held by the Trust would perform should the expiration date closing price represent a 5% increase over the Initial Underlying ETF Level. Under this scenario, a $[___] investment in the FLEX Options held by the Trust would provide a hypothetical return of approximately $[___] on the Trust's Mandatory Termination Date, consisting of:

o   receiving value of approximately $[___] on the ITM Purchased Call Options,

o receiving value of approximately $[___] on the ATM Purchased Call Options, and

o no value being realized with respect to the OTM Written Put Options, the ATM Purchased Put Options or OTM Written Call Options, as each would expire worthless.

In this example, upside exposure to the Underlying ETF is similar to the return available from a direct investment in the Underlying ETF, but benefits from the additional exposure made available by the enhanced return feature. In this example, return on an investment in the FLEX Options held by the Trust is not affected by the Buffered Protection feature, the Maximum Loss feature or the Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX Options held by the Trust would be approximately [___]%. The total return on an investment in the Trust under this scenario would be less than [___]% because the price of Units will include Trust fees and expenses. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

EXAMPLE 3 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 5%

The following provides an example of how the FLEX Options held by the Trust would perform should the expiration date closing price represent a 5% decrease from the Initial Underlying ETF Level. Under this scenario, a $[___] investment in the FLEX Options held by the Trust would provide a hypothetical return of approximately $[___] on the Trust's Mandatory Termination Date, consisting of:

o   receiving value of approximately $[___] on the ITM Purchased Call Options,

o receiving value of approximately $[___] on the ATM Purchased Put Options, and

o no value being realized with respect to the OTM Written Put Options, the ATM Purchased Call Options or OTM Written Call Options, as each would expire worthless.

In this example there are benefits from the Buffered Protection feature provided where the price of the Underlying ETF on the FLEX Option Expiration Date represents a decrease from the Initial Underlying ETF Level, but by less than 10%. Because of the Buffered Protection feature, the Unit holder's return will be greater than a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options held by the Trust is not affected by the Maximum Loss feature or Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX Options held by the Trust would be approximately [0]%. The total return on an investment in the Trust under this scenario would be less than [___]% because the price of Units will include Trust fees and expenses. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

EXAMPLE 4 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 50%

The following provides an example of how the FLEX Options held by the Trust would perform should the expiration date closing price represent a 50% decrease from the Initial Underlying ETF Level. Under this scenario, a $[___] investment in the FLEX Options held by the Trust would provide a hypothetical return of approximately $[___] on the Trust's Mandatory Termination Date, consisting of:

o   receiving value of approximately $[___] on the ITM Purchased Call Options,

o   receiving value of approximately $[___] on the ATM Purchased Put Options,

o no value being realized with respect to the ATM Purchased Call Options or the OTM Written Call Options, as they would expire worthless, and

o   losing value of approximately $[___] on the OTM Written Put Options.

In this example, there is a loss less than the loss that would have resulted from a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options held by the Trust benefits from the Buffered Protection feature, and is not affected by the Maximum Loss feature or Capped Return feature.

In this example, the hypothetical total return on a investment in the FLEX Options held by the Trust would be approximately [___]%. The total return on an investment in the Trust under this scenario would be less than [___]% because the price of Units will include Trust fees and expenses. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

EXAMPLE 5 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 95%

The following provides an example of how the FLEX Options held by the Trust would perform should the expiration date closing price represent a 95% decrease from the Initial Underlying ETF Level. Under this scenario, a $[___] investment in the FLEX Options held by the Trust would provide a hypothetical return of approximately $[___] on the Trust's Mandatory Termination Date, consisting of:

o   receiving value of approximately $[___]on the ITM Purchased Call Options,

o   receiving value of approximately $[___] on the ATM Purchased Put Options,

o no value being realized with respect to the ATM Purchased Call Options or the OTM Written Call Options, as they would expire worthless, and

o   losing value of approximately $[___] on the OTM Written Put Options.

In this example, there are benefits from the minimum distribution feature and a loss less than the loss that would have resulted from a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options held by the Trust is not affected by the Buffered Protection feature or Capped Return feature.

In this example, the hypothetical total return on a an investment in the FLEX Options held by the Trust would be approximately [___]%. The total return on an investment in the Trust under this scenario would be less than [___]% because the price of Units will include Trust fees and expenses. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $[___] per Unit, which will impact your potential returns.

THESE EXAMPLES DO NOT SHOW THE PAST PERFORMANCE OF THE UNDERLYING ETF OR ANY INVESTMENT. THESE EXAMPLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT INTENDED TO BE INDICATIVE OF FUTURE RESULTS OF THE UNDERLYING ETF, THE FLEX OPTIONS OR THE TRUST'S UNITS. YOU MAY REALIZE A RETURN THAT IS LOWER THAN THE INTENDED RETURNS DESCRIBED ABOVE AS A RESULT OF UNITS BEING REDEEMED PRIOR TO THE TRUST'S MANDATORY TERMINATION DATE, PURCHASING UNITS AT A PRICE OTHER THAN THE INITIAL NET ASSET VALUE OF THE UNITS ON THE INITIAL DATE OF DEPOSIT, IN THE EVENT THAT THE FLEX OPTIONS ARE OTHERWISE LIQUIDATED BY THE TRUST PRIOR TO EXPIRATION, IF THERE IS A LACK OF LIQUIDITY FOR THE FLEX OPTIONS ON THE FLEX

OPTION EXPIRATION DATE, IF THE TRUST IS UNABLE TO MAINTAIN THE PROPORTIONAL RELATIONSHIP OF THE FLEX OPTIONS BASED ON THE NUMBER OF FLEX OPTION CONTRACTS IN THE TRUST'S PORTFOLIO, IF A CORPORATE ACTION (DEFINED ABOVE) OCCURS WITH RESPECT TO THE UNDERLYING ETF, OR AS A RESULT OF INCREASES IN POTENTIAL TAX-RELATED EXPENSES AND OTHER EXPENSES OF THE TRUST ABOVE ESTIMATED LEVELS.

                        Risk Factors

Price Volatility. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. The Trust invests in FLEX Options. The value of the Trust's Units will fluctuate with changes in the value of the FLEX Options. The value of your Units may fall over time. Amounts available to distribute to Unit holders on the Trust's Mandatory Termination Date will depend primarily on the performance of the FLEX Options and are not guaranteed. The Trust seeks to provide returns related to the price performance of the Underlying ETF only, which does not include returns from distributions paid by the Underlying ETF. The Units, on the Trust's Mandatory Termination Date and at any other point in time, may be worth less than your original investment.

The Trust's investment strategy has not been designed to achieve its objective if Units are bought after the Trust's Initial Date of Deposit or redeemed prior to the Trust's Mandatory Termination Date. Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Underlying ETF Market Risk. The FLEX Options represent indirect positions in the Underlying ETF and are subject to risks associated with changes in value as the price of the Underlying ETF rises or falls. The investment in the FLEX Options includes the risk that their value may be affected by market risk related to the Underlying ETF, the Underlying Index and the value of the securities in the Underlying Index held by the Underlying ETF. Market risk is the risk that the value of the securities will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of an issuer, ratings on a bond, or political or economic events affecting the issuer. While the FLEX Options are individually related to the Underlying ETF, the return on the FLEX Options depends on the price of the Underlying ETF at the close of the NYSE on the FLEX Option Expiration Date and will be substantially determined by market conditions and the Underlying ETF and the value of the securities comprising the Underlying ETF as of such time.

Common Stocks. The Underlying ETF is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500 Index. The value of the Underlying ETF will fluctuate over time based on changes in the value of the Underlying Index and securities represented by the Underlying ETF, which are subject to risks associated with investments in common stocks. Common stocks are subject to the risk that their prices will fall. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common stocks represent a proportional share of ownership in a company. Shareholders of common stocks have rights to receive payments that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure, and represent a residual claim on the issuer's assets that have no value unless such assets are sufficient to cover all other claims.

Capped Upside Risk. The intended return for Units purchased on the Trust's Initial Date of Deposit and held for the life of the Trust is based on the performance of the Underlying ETF and the value of the FLEX Options on the FLEX Option Expiration Date and is subject to a capped amount of $[___] per Unit and may represent a return that is worse than the performance of the Underlying ETF. Even if there are significant increases in the value of the Underlying ETF, the amount you may receive is capped at $[___] per Unit.

Downside Risk. The Trust may experience substantial downside from the FLEX Options and option contract positions may expire worthless. The Trust does not provide principal protection and you may not receive a return of the capital you invest. You may experience significant losses on your investment up to an almost total loss on your investment if the value of the Underlying ETF decreases by greater than 10% from the Initial Underlying ETF Level. The Trust might not achieve its objective in certain circumstances.

You may realize a return (including a loss) that is higher or lower than the intended returns as a result of redeeming Units prior to the Trust's Mandatory Termination Date and in various circumstances, including where FLEX Options are otherwise liquidated by the Trust prior to their expiration or maturity, if the Trust is unable to maintain the proportional relationship of the FLEX Options in the Trust's portfolio or increases in potential expenses of the Trust above estimated levels. The Trust's investment strategy is designed to achieve its investment objective over the life of the Trust.

An increase in the value of the written FLEX Options reduces the value of your Units. As the value of the written FLEX Options increases, the written FLEX Options have a more negative impact on the value of your Units. You should note that even if the value of the Underlying ETF does not change, if the value of a written FLEX Option increases (for example, based on increased volatility of the Underlying Index) your Units will lose value. After the premium is received on the written FLEX Options, the written FLEX Options will reduce the value of your Units.

FLEX Options. The Trust holds purchased and written FLEX Options. The FLEX Options are European style options, which are exercisable at the strike price only on the FLEX Option Expiration Date. The FLEX Options held by the Trust give the option holder the right to buy the Underlying ETF on the FLEX Option Expiration Date [on _____] at the strike price. Prior to their expiration on the FLEX Option Expiration Date, the value of the FLEX Options is determined as discussed under "The Value of the Securities." The value of the FLEX Options prior to their expiration on the FLEX Option Expiration Date may vary because of factors other than the Underlying ETF. The value of FLEX Options will be affected by changes in the value of the Underlying ETF, the Underlying Index and its underlying securities, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the Underlying Index and the remaining time to expiration. Additionally, the value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF, the Underlying Index or its underlying securities due to "tracking error" as described below (although they generally move in the same direction).

Investment in Other Investment Companies Risk. Because the Trust holds FLEX Options that reference a fund, Unit holders are subject to the risk that the securities selected by the fund's investment advisor will underperform the markets, the relevant indices or the securities selected by other funds. Further, the fund may in the future invest in other types of securities which involve risk which may differ from those set forth below. The fund referenced by the FLEX Options held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. As a result, the fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Exchange-Traded Funds ("ETFs"). ETFs are investment pools that hold other securities. The FLEX Options represent indirect positions in the Underlying ETF, which is an exchange-traded fund, and are subject to risks associated with changes in value of the Underlying ETF, such as the following:

o Index Correlation and Tracking Error Risk. While the Underlying ETF is intended to track the performance of the Underlying Index, the Underlying ETF's returns may not match or achieve a high degree of correlation with the return of the Underlying Index. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin- offs) and timing variances. In addition, it is possible that the Underlying ETF may not always fully replicate the securities contained in the Underlying Index. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

o Management and Operational Risk. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trust and the Underlying ETF have management and operating expenses. Because the Trust holds FLEX Options that reference a fund, Unit holders are subject to the risk that the securities selected by the Underlying ETF's investment advisor will underperform the markets, the relevant index or the securities selected by other funds. Further, the Underlying ETF may in the future invest in other types of securities which involve risk which may differ from those set forth in this prospectus. The Underling ETF may invest a relatively high percentage of its assets in a limited number of issuers or become focused in stocks of a particular market sector. As a result, the Underlying ETF may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers or sectors, experience increased volatility and be highly concentrated in certain issuers.

o Market Trading Risk. In addition, ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"). In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

o Passive Investment Risk. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. The Underlying ETF is passively-managed and attempts to track the performance of an unmanaged index of securities. As a result, the Underlying ETF will hold constituent securities of the Underlying Index regardless of the current or projected performance on a specific security or particular industry or market sector. Maintaining investments in the securities regardless of market conditions of the performance of individual securities could cause the Underlying ETF's returns to be lower than if it employed an active strategy.

Credit Risk. Credit risk is the risk that a security's issuer, guarantor or counterparty of a security is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments. The OCC is guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Trust to meet its objective depends on the OCC being able to meet its obligations.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for the Securities. The FLEX Options are listed on the CBOE; however, no one can guarantee that a liquid secondary trading market will exist for the FLEX Options. Trading in the FLEX Options may be less deep and liquid than certain other securities. The FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, liquidating the FLEX Options may require the payment of a premium (for written FLEX Options) or acceptance of a discounted price (for purchased FLEX Options) and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and your Units and result in the Trust being unable to achieve its investment objective.

Tax Risk. The Trust must satisfy certain diversification tests based on the value of its investments in order to continue to qualify as a regulated investment company and have special tax treatment, as detailed in the "Tax Status" section of this prospectus.

Regulated Investment Company Qualification Risk. The Trust has entered into option agreements with the same counterparty and taken the position that the option agreements are separate agreements. Under general tax principles, a regulated investment company would not accrue income on separate option agreements. However, if the agreements are treated as one agreement, the Trust might be required to accrue income currently during the term and make annual distributions of income. If the Trust is required to accrue income but does not distribute the income to the investors, the Trust may fail to qualify as a regulated investment company. If the Trust fails to qualify as a regulated investment company, it will be subject to tax as a C corporation.

Section 1258 Risk. Section 1258 of the Internal Revenue Code requires the gain from conversion transactions to be recharacterized as ordinary income. The Trust contains a straddle, which would generally produce ordinary income or short term capital gain. When a transaction sold as producing capital gains from certain types of investments, including straddles that create a return tied to the time value of money, the transaction may be treated as a conversion transaction, and all gain from the transaction may be treated as ordinary income.

Early Trust Termination Risk. The Trustee has the power to terminate your Trust early in limited cases as described under "Amending or Terminating the Indenture" including if the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period. This could result in a reduction in the value of Units and result in a significant loss to investors.

Interest Rate Risk. Interest rate risk is the risk that the value of the Securities will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes. The Securities in your Trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates. No one can predict whether interest rates will rise or fall in the future.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make semi-annual distributions of income. If the amount of cash in the Income and Capital Accounts of the Trust are insufficient to provide for expenses and other amounts payable by the Trust, the Trust may sell Securities to pay such amounts. These sales may result in losses to Unit holders and the inability of the Trust to meet its investment objective. There is no assurance that your investment will maintain its size or composition.

Implied Volatility Risk. Implied volatility risk is the risk that the value of the Underlying ETF will fluctuate due to general market and economic conditions, perceptions regarding the industries in which issuers of stocks in the Underlying Index participate, or factors relating to specific companies in the Underlying Index. The value of the FLEX Options may be influenced by the implied volatility levels of the Underlying ETF, the Underlying Index and securities comprising the Underlying Index and implied dividend levels of the Underlying ETF, the Underlying Index and securities comprising the Underlying Index, among others. No one can predict whether implied volatility will rise or fall in the future. However, as a FLEX Option approaches its expiration date, its value increasingly moves with the price of the Underlying Index subject to the FLEX Option.

Current Economic Conditions. The global economy continues to experience moderate growth. Most developed and developing economies are continuing to manage against the lingering effects of the financial crisis which began in 2007, navigating the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, unemployment and a continued financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenging, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have declined in recent years, driven by modest global demand and the effects of technology on production, distribution and usage. Global demand remains modest reflecting economic recovery in progress around the globe.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and the return of a Republican-controlled Congress could result in significant changes to government policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trust's investments. For example, tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the Trust by changing the taxation or tax characterizations of the Trust's investments, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trust's investments.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the purchased FLEX Options, less the value of the written FLEX Options;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to, or decision not to, purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell FLEX Options.

Organization Costs. Cash which comprises the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of the Trust under license agreements which provide for full payment of the licensing fee not later than the conclusion of the organization expense period, the Portfolio Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($1,000 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay is comprised of an initial sales charge.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.75% of the Public Offering Price and the remaining creation and development
fee (initially $    per Unit). On the Initial Date of Deposit, the initial
sales charge is equal to approximately 2.25% of the Public Offering Price of a

Unit. Thereafter, it will vary from 2.25% depending on the purchase price of your Units and as the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $[___], the initial sales charge will exceed 2.25% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $[___] per Unit collected at the end of the initial offering period.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and assigned a Fee Account CUSIP Number. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will generally be determined based on the last quoted sale price where readily available and appropriate. If no trades occur for a specific trade date or the Evaluator determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the value will be based on the last asked or bid price in the over-the-counter market if available and appropriate. During the initial offering period the aggregate underlying value of the purchased FLEX Options is generally determined on the basis of ask prices and the aggregate underlying value of the written FLEX Options is generally determined on the basis of bid prices. If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the Evaluator will determine the underlying value of the Securities based on their good faith determination of the fair value of the Securities at their discretion. To determine the fair value of the Securities, where available, the Evaluator will start with values generated using [________ which _______]. Where such values are not available through [_______], the Evaluator will use the OCC's Flex Reports, which are model-based valuations made available by OCC. Where such values are not available and to assess the reasonableness of the above valuations, the Evaluator will generate their own model-based valuations of the Securities, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary for purposes of valuing the purchased FLEX Options and ask prices are used instead of bid prices when necessary for purposes of valuing the written FLEX Options.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.00% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                  Additional
(in millions)                                Concession
_______________________________________________________
$25 but less than $100                           0.035%
$100 but less than $150                          0.050%
$150 but less than $250                          0.075%
$250 but less than $1,000                        0.100%
$1,000 but less than $5,000                      0.125%
$5,000 but less than $7,500                      0.150%
$7,500 or more                                   0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 3 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $    per Unit outstanding at
the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. The presence of the FLEX Options in the portfolio may reduce the amount of dividends that would otherwise be treated as capital gains dividends.

Income from the Trust may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. The presence of the FLEX Options in the portfolio may reduce the amount of dividends that are eligible for capital gains rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction. The presence of the FLEX Options in the portfolio may reduce the amount of dividends that are treated as qualifying dividends.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. An additional 3.8% "Medicare Tax" may also apply to capital gains, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Also, to the extent the gain on the FLEX Options exceeds the gain on the Underlying ETF, there is a risk that Section 1260 of the Internal Revenue Code will recharacterize such excess gain as ordinary income.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends and interest received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. In other months, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. You are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. In addition, the proceeds of Units redeemed prior to the FLEX Option Expiration Date will be charged a redemption fee of ___% of the total redemption proceeds, which will be paid to the Trust for the purpose of reducing the impact of the redemption on the Unit holders remaining in the Trust. The redemption fee will be retained from the redemption proceeds. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities to make funds available for redemption. The Trustee will purchase the written FLEX Options which will cancel them and sell the purchased FLEX Options. Because of the minimum amounts in which the FLEX Options must be traded, the proceeds of Securities sold may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit holders. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the purchased FLEX Options held by the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. the aggregate value of the written FLEX Options;

2. any applicable taxes or governmental charges that need to be paid out of the Trust;

3. any amounts owed to the Trustee for its advances;

4. estimated accrued expenses of the Trust, if any;

5. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

6. liquidation costs for foreign Securities, if any;

7. the redemption fee, if applicable; and

8. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Trust's Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Trust's Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Trust's Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Trust's Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

The scheduled Trust's Mandatory Termination Date will be subsequent to the expiration date of the FLEX Options. If the Trust is terminated early, the Trustee will sell the purchased FLEX Options and enter into a closing purchase transaction as a result of which the written FLEX Options will be canceled.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

        Information on CBOE Vest Financial LLC, the Sponsor,
                        Trustee and Evaluator

CBOE Vest Financial LLC.

CBOE Vest Financial LLC ("CBOE Vest"), a registered investment advisory firm, is a majority owned indirect subsidiary of CBOE Holdings, Inc. (NASDAQ: CBOE), the holding company of the Chicago Board Options Exchange ("CBOE"), which is the one of the largest US options exchanges and creator of listed options.

CBOE Vest is a leading advisor to financial professionals and investment managers on Target Outcome Investments, a new class of investments that target a defined return profile, with an allowance for a specific level risk, at a particular point in time in the future. CBOE Vest applies its expertise in options-based Target Outcome Investments to managed account, mutual funds and UITs. These products seek to provide investors with targeted protection, enhanced returns, defined income and a level of predictability unattainable with most other investments available today.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $355 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2016, the total partners' capital of First Trust Portfolios L.P. was $44,799,050.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 34


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Page 35


                                First Trust(R)

                 CBOE Vest Large Cap Buffered Portfolio Series
                                    FT 7033

                                   Sponsor:

                          First Trust Portfolios L.P.

                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                               101 Barclay Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

           THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY
     BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A
         FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE
   SEC. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

     -  Securities Act of 1933 (file no. 333-______) and

     -  Investment Company Act of 1940 (file no. 811-05903)

Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                      Internet site at http://www.sec.gov.

                    To obtain copies at prescribed rates -

                     Write:  Public Reference Section of the SEC
                             100 F Street, N.E.
                             Washington, D.C. 20549
            e-mail address:  publicinfo@sec.gov

                              __________ __, 2017

              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                                First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 7033 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated __________ __, 2017. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                          1
   Dividends                                                           1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Page 1




                                   MEMORANDUM

                                  Re: FT 7033

      The only difference of consequence (except as described below) between FT 7007 which is the current fund, and FT 7033, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                                    1940 ACT

                             FORMS N-8A AND N-8B-2

      These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                                    1933 ACT

                                   PROSPECTUS

      The only significant changes in the Prospectus from the FT 7007 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.


                       CONTENTS OF REGISTRATION STATEMENT

ITEM A   Bonding Arrangements of Depositor:

            First Trust Portfolios L.P. is covered by a Broker's Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet

            The Prospectus

            The signatures

            Exhibits


                                      S-1


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 7033 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 26, 2017.

                                               FT 7033
                                                     (Registrant)


                                               By: FIRST TRUST PORTFOLIOS L.P.
                                                     (Depositor)


                                               By  Elizabeth H. Bull
                                                   Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

     Name                         Title*                         Date

James A. Bowen       Director of The Charger             )October 26, 2017
                     Corporation, the General Partner    )
                     of First Trust Portfolios L.P.      )
                                                         )Elizabeth H. Bull
                                                         )Attorney-in-Fact**



 * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

 ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibit 3.1 of the Registration Statement.


                        CONSENT OF DELOITTE & TOUCHE LLP

      The consent of Deloitte & Touche LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-4


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1* Form of Trust Agreement for FT 7033 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-5


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1*    Opinion of counsel as to legality of securities being registered.

4.1*    Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


-----------------------------------

* To be filed by amendment.


                                      S-6